Notice to ASX/LSE Rio Tinto appoints Simon Trott as Chief Executive 15 July 2025 The Board of Rio Tinto has appointed Simon Trott to succeed Jakob Stausholm as Chief Executive, with effect from 25 August 2025. Simon, currently Iron Ore Chief Executive, has a track record of exceptional delivery over 25 years in roles across a wide range of commodities and geographies, with a strong focus on values-based performance culture and strengthening partnerships with stakeholders. As Iron Ore Chief Executive, Simon has strengthened the business and improved operational performance, underpinned by safety and financial discipline; reset partnerships with key stakeholders; and secured the future growth of the business with new mine developments. Previously, as Rio Tinto’s first Chief Commercial Officer, Simon established the Group’s Commercial operations, unlocking efficiency and deepening strategic customer relationships. Prior to this he held Managing Director roles across multiple Rio Tinto commodities and geographies. Rio Tinto Chair Dominic Barton said: "Simon is an outstanding leader with a deep understanding of mining and a track record of delivering operational excellence and creating value across our business. Simon and the Board are aligned that Rio Tinto’s next phase is about unlocking significant value for shareholders from our portfolio, driven by operational performance, and cost and financial discipline. “Simon came into our Iron Ore business at a time of significant challenges and has been instrumental in rebuilding culture, strengthening external relationships and setting us on a pathway for growth. Under his leadership, Iron Ore has become a centre of innovation for the Group, driving operational excellence, technology and operating model optimisation – levers Simon can now bring to Rio Tinto at scale. “I want to again recognise Jakob’s significant contribution to Rio Tinto at a critical time in its evolution. Under his leadership we have rebuilt relationships with key stakeholders, aligned our portfolio with the commodities where demand growth is strongest, and set a compelling growth trajectory.” Rio Tinto Chief Executive Designate Simon Trott said: “It is a privilege to have the opportunity to lead Rio Tinto, and I am excited about our future. The progress we have made over recent years gives us a foundation to build on with discipline and focus to deliver improved performance. With our outstanding assets and people around the world, we are well positioned to grow value for shareholders and the communities who host us. “I want to personally thank Jakob for his leadership and guidance; I have greatly enjoyed working with him. As we move forward at pace, I will be listening closely to our shareholders, customers, employees, communities and other stakeholders to shape our next chapter together.” Reflecting on his tenure as Chief Executive, Jakob Stausholm added: “It has been an absolute privilege to lead Rio Tinto for nearly five years, during an important chapter in its history. Working together, our brilliant people across the Group have built genuine momentum, setting out a pathway to a decade of profitable growth. As the Chief Executive of our largest business during this time Simon has been an integral part of the journey; I am certain that under his leadership the Group will continue to thrive and deliver value for its stakeholders.” EXHIBIT 99.1

Notice to ASX/LSE The search process for the new Chief Executive was led by the Nominations Committee, chaired by Dominic Barton, and the appointment decision was made by the full Rio Tinto Board. The process built upon routine succession planning work the Board has undertaken over a two-year period and included potential internal and external candidates. Jakob Stausholm will step down as Chief Executive and from the Board of Directors upon Simon assuming the role. Matt Holcz, currently Managing Director, Pilbara Mines at Rio Tinto, will be providing interim support in the Chief Executive Iron Ore role until a permanent appointment is made. This announcement contains inside information. This announcement is authorised for release to the market by Andy Hodges, Rio Tinto's Group Company Secretary. Additional information Simon Trott Simon will be on a standard Rio Tinto executive director contract, which includes a 12-month notice period. He will receive a remuneration package that is in line with our Remuneration Policy. With effect from 25 August 2025, as Chief Executive, Simon’s remuneration package will include: • A base salary of £1,340,000. • Participation in incentive plans consistent with the Remuneration Policy. • Other benefits will be provided as standard including a company pension benefit of 14% of base salary and relocation support. Simon has not held any directorship in any other publicly listed companies during the previous five years. There are no further details to be disclosed pursuant to UKLR 6.4.8. Jakob Stausholm In accordance with Section 430(2B) of the Companies Act 2006, payments made or to be made after he steps down as a director (less any required tax withholdings) include: • under his contractual terms, Jakob has a 12-month notice period and he will continue to remain entitled to base salary and benefits during this period. Jakob will remain eligible for consideration of an annual bonus in respect of 2025, with outcomes determined following the end of the financial year. Any approved award would be paid fully in cash at the normal payment date in March 2026. He will not receive any annual bonus in respect of 2026; • LTIP awards under the Equity Incentive Plan (EIP) will continue to vest on their normal vesting dates with no accelerated vesting, subject to the rules of the relevant plan and the Remuneration Policy. Performance Share Awards will be subject to performance testing and pro-rating in accordance with the rules of the EIP and the Remuneration Policy; • payment in lieu of accrued but unused annual leave will be paid on separation; • a contribution to legal fees incurred in connection with the cessation of his employment capped at a sum of £20,000 plus VAT; and • other benefits to be provided following cessation of employment include outplacement support and tax advisory services. All the payments and arrangements described above are in accordance with relevant plan rules and Rio Tinto’s Remuneration Policy published in the 2023 Annual Report at www.riotinto.com. The 2025 Directors’ Remuneration Implementation report will contain details of all remuneration payments described above.

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